SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                     CUNNINGHAM GRAPHICS INTERNATIONAL, INC.

                       (Name of Subject Company (Issuer))

                         AUTOMATIC DATA PROCESSING, INC.

                                       and

                              FIS ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))

                           Common Stock, No Par Value

                         (Title of Class of Securities)

                                    231157108

                      (CUSIP Number of Class of Securities)

                              James B. Benson, Esq.
                         Automatic Data Processing, Inc.
                                One ADP Boulevard
                           Roseland, New Jersey 07068
                                 (973) 974-5000

                                   Copies to:

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
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                                                                               1

                            CALCULATION OF FILING FEE

-----------------------------------               ------------------------------
Transaction valuation* $135,625,578               Amount of Filing Fee** $27,125
-----------------------------------               ------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 5,757,606 shares of common stock, no par value, of Cunningham Graphics International, Inc., (ii) the tender offer price of $22 per share, and
         (iii) 407,193 options to acquire shares with an aggregate value of $3,257,544.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $27,125
         Form or Registration No.:          Schedule TO
         Filing Party:                      Automatic Data Processing, Inc.
         Date Filed:                        May 11, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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   CUSIP No. 231157108                                     Page 2 of 5 Pages
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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 11, 2000 (the "Schedule TO") by Automatic Data Processing, Inc., a Delaware corporation ("Parent"), and FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of ADP (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed on behalf of the Purchaser and Parent. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

         On May 12, 2000, Parent and the Company were informed that, on May 5, 2000, two purported shareholder class action complaints were filed in the Chancery Division of the Superior Court of New Jersey for Hudson County, one by Kenneth Sherman (Docket No. C-67-00) (the "Sherman Action") and the other by Nat Orme (Docket No. C-69-00) (the "Orme Action" and, together with the Sherman Action, the "Actions"), both of whom claim to be shareholders of the Company and purport to bring their Actions on behalf of all shareholders of the Company other than the Individual Defendants (as defined below) and related parties. The complaints in the Actions, which are identical in all material substantive respects, name as defendants the Company and the directors of the Company (the "Individual Defendants") and allege, among other things, that the Individual Defendants have breached their fiduciary obligations by (i) having thus far failed to announce any active auction or open bidding procedures for the sale of the Company and (ii) agreeing to an Offer Price and Merger Consideration that do not represent the true value of the Company and its future prospects. The complaints request that the Superior Court, among other things, declare that each of the Actions is a proper class action, declare that entering into the Merger Agreement constitutes a breach of the Individual Defendants' fiduciary duties, enjoin the ongoing performance of the Merger Agreement and the consummation of the Merger (unless and until the Company adopts and implements a procedure or process, such as an auction, that allegedly would obtain the highest possible price for the Company), rescind, to the extent already implemented, the Merger Agreement or any of the terms thereof, and award appropriate damages and costs and disbursements of the Actions, including reasonable attorneys' and experts' fees.

ITEM 12. EXHIBITS.

         (a)(5)(A) Complaint of Kenneth Sherman against Michael R. Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000

         (a)(5)(B) Complaint of Nat Orme against Michael R. Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000

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   CUSIP No. 231157108                                     Page 3 of 5 Pages
-------------------------                              -------------------------

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2000


                                        AUTOMATIC DATA PROCESSING, INC.

                                        By: /s/ James B. Benson
                                            -------------------
                                            Name:  James B. Benson
                                            Title: Corporate Vice President


                                        FIS ACQUISITION CORP.

                                        By: /s/ James B. Benson
                                            -------------------
                                            Name:  James B. Benson
                                            Title: President

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   CUSIP No. 231157108                                     Page 4 of 5 Pages
-------------------------                              -------------------------

                                INDEX TO EXHIBITS

Exhibit Number             Description
--------------             -----------

*(a)(1)(A)                 Offer to Purchase, dated as of May 11, 2000

*(a)(1)(B)                 Form of Letter of Transmittal

*(a)(1)(C)                 Form of Notice of Guaranteed Delivery

*(a)(1)(D)                 Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees

*(a)(1)(E)                 Form of Letter to Clients for use by Brokers,
                           Dealers, Commercial Banks, Trust Companies and Other
                           Nominees

*(a)(1)(F)                 Guidelines for Certification of taxpayer
                           Identification Number on Substitute Form W-9

*(a)(1)(G)                 Text of press release issued by Automatic Data
                           Processing, Inc. on May 3, 2000

*(a)(1)(H)                 Summary Advertisement, published May 11, 2000

(a)(5)(A)                  Complaint of Kenneth Sherman against Michael R.
                           Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000

(a)(5)(B) Complaint of Nat Orme against Michael R. Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000

*(d)(1) Agreement and Plan of Merger, dated as of May 2, 2000, among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

*(d)(2) Voting and Tender Agreement, dated as of May 2, 2000 among Automatic Data Processing, Inc., FIS Acquisition Corp. and the Shareholders listed therein

*(d)(3) Confidentiality Agreement, dated as of January 5, 2000, between Prudential Securities Incorporated, as agent for Cunningham Graphics International, Inc., and ADP Financial Information Services, Inc.

*(d)(4) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gerald (L.J.) Baillargeon

-----------------------------
*     Previously filed

-------------------------                              -------------------------
   CUSIP No. 231157108                                     Page 5 of 5 Pages
-------------------------                              -------------------------

*(d)(5) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Michael R. Cunningham

*(d)(6) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ned Hood

*(d)(7) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ioannis Lykogiannis

*(d)(8) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gordon Mays

*(d)(9) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Timothy Mays

*(d)(10) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Robert Needle

-----------------------------
*     Previously filed